UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                              (Amendment No. 3)


                  Under the Securities Exchange Act of 1934




         Information to be included in statements filed pursuant to
          Rules 13d-1(b), (c) and (d) and amendments thereto filed
                             pursuant to 13d-2.


                         IRON MOUNTAIN INCORPORATED
                                ____________
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   _______________________________________
                         (Title of Class Securities)

                                 46284P 10 4
                                 ___________
                               (CUSIP Number)


                              December 31, 1999




 CUSIP NO.46284P 10 4                                           SCHEDULE 13G
          ___________

1)  Names of Reporting Persons

    B. Thomas Golisano



2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [   ]
    (b)   [   ]


3)  SEC Use Only _________________________________________________________
__________________________________________________________________________

4)  Citizenship or Place of Organization:     United States of America

Number of Shares     5)     Sole Voting Power         1,522,788
Beneficially         6)     Shared Voting Power             -0-
Owned by Each        7)     Sole Dispositive Power    1,522,788
Reporting Person     8)     Shared Dispositive Power        -0-

Includes 7,575 shares that Mr. Golisano has the right to acquire pursuant to currently exercisable options or options becoming exercisable within 60 days. Does not include 1,535 shares subject to options not yet exercisable.

9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,522,788

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):   [   ]

11) Percent of Class Represented by Amount in Row 9   4.3%
        (1,522,788 / 35,471,310 at 12/31/99)

12) Type of Reporting Person (See Instructions):   IN


Item 1.    (a)  Name of Issuer:
                ______________
                Iron Mountain Incorporated

           (b)  Address of Issuer's Principal Executive Offices:
                _______________________________________________
                745 Atlantic Avenue
                Boston, Massachusetts 02111

Item 2.    (a)  Name of Person Filing:
                _____________________
                B. Thomas Golisano

           (b)  Address of Principal Business Office:
                ____________________________________
                c/o Paychex, Inc.
                911 Panorama Trail South
                Rochester, NY  14625

           (c)  Citizenship:
                ___________
                United States of America

           (d)  Title of Class of Securities:
                ____________________________
                Common Stock, par value $0.01 per share

           (e)  CUSIP Number:
                ____________
                46284P 10 4

Item 3.    Not Applicable

Item 4.    Ownership
           _________
           (a)  Amount beneficially owned:               1,522,788
           (b)  Percent of Class:                             4.3%
           (c)  (i) sole power to vote or to
                    direct the vote:                     1,522,788
               (ii) shared power to vote or to
                    direct the vote:                           -0-
              (iii) sole power to dispose or to direct
                    the disposition of:                  1,522,788
               (iv) shared power to dispose or to direct
                    the disposition of:                        -0-

Item 5.    Ownership Five Percent or Less of a Class:  [X]
           _________________________________________
           This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.    Ownership of more than Five Percent on Behalf of Another Person:
           _______________________________________________________________
           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired and Security Being Reported by the Parent Holding Company
           __________________________________________________________________
           N/A

Item 8.    Identification and Classification of Members of the Group
           _________________________________________________________
           N/A

Item 9.    Notice of Dissolution of Group
           ______________________________
           N/A

Item 10.   Certification
           _____________
           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature
                                  _________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2000
                                                /s/ B. THOMAS GOLISANO
                                                _________________________
                                                B. Thomas Golisano
                                                Director of Issuer